Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

December 20, 2011

Brian R. Cascio

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

RE:

AgriSolar Solutions, Inc.

Form 10-K for the fiscal year ended March 31, 2011

Filed July 14, 2011

Form 10-Q for the quarter ended September 30, 2011

Filed November 16, 2011

File No. 333-141201

Dear Mr. Cascio:

On behalf of AgriSolar Solutions, Inc., a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated November 23, 2011.

Form 10-K for the fiscal year ended March 31, 2011

We rely on contractual arrangements with out PRC operating affiliates, page 16

1.

In future filings, please disclose the date the agreements expire and the conditions under which a party may terminate the agreements before expiration.  Also, with a view toward disclosure, please tell us whether applicable authorities have found agreements of the type you mention in this section to be insufficient to achieve their purpose.

Response:  Your request to disclose the date the agreements expire and the conditions under which a party may terminate the agreements before expiration is noted.  Such disclosures will be added to future filings.

Applicable authorities have not advised the Company that agreements of the type mentioned are insufficient to achieve their purpose.

Related Transactions, page 63

2.

Please tell us where you filed as exhibits the agreements mentioned in this section.

Response:   The agreements mentioned in the Related Transactions portion of the Company’s

10-K report have not previously been filed as exhibits.   Such agreements will be filed as exhibits to future filings to the extent required by Item 601 of Regulation S-K.

Form 10-Q for the Quarter Ended September 30, 2011

Financial Statements

Balance Sheet, page 1

3.

Please tell us the reason for the significant increase in accounts receivable at September 30, 2011 considering the decrease in revenue during the three months ended September 30, 2011 and how you considered any deterioration in the aging of your accounts receivable in determining the adequacy of your allowance for doubtful accounts.

Response: The People’s Republic of China (“PRC”) Ministry of Agriculture has a program in place to promote the development of modern agriculture by providing subsidies for the purchase of approved agricultural machinery.  A significant number of our customers purchase from us pursuant to this program.  We sold products in 26 provinces or municipalities.  The PRC subsidy program was overwhelmed with requests for reimbursement from all participants in the program and as a result reimbursements slowed down.  The program is still in effect and has been extended into future years.  We have continued to collect receivables albeit slowly.  We increased our reserve for doubtful accounts by approximately $882,000 for the six months ended September 30, 2011.  See the response below to question number 4 for a detail explanation on how we developed our reserve.

Management’s Discussion

Results of Operations for the Three Months Ended September 30, 2011 Compared to the Three Months Ended September 30, 2010, page 22

Liquidity and Capital Resources

4.

We reference your disclosure on page 22 that the decrease in revenue resulted from a delay in shipping products to customers with older outstanding accounts receivable balances.  We also reference the discussion on page 26 that your receivables tend to be outstanding for extended periods of time.  We note that the majority of your receivables are over 90 days old and that a significant amount is over 180 days old.  Please tell us the nature of your receivables that results in them being outstanding for extended periods of time.  In addition, clarify whether your decision to delay shipping products was the result of increased collectability concerns.  Please tell us how you considered this deterioration in the receivables and the significant aging of these accounts in your conclusion that your receivables, not reserved for, are collectible.  In addition, clarify all the factors you considered in determining the adequacy of your allowance for doubtful accounts.

Response:  A majority of our receivables are from sales made under a government subsidy program administered by the PRC Ministry of Agriculture.  Each sale is submitted for reimbursement by our customers to the local governmental agency that administers the subsidy program in their respective area.  Each submission is backed up by a significant amount of documentation, including, evidence of shipping, receipt of delivery, authority of the farmer to operate as a farm, evidence of installation, and evidence of inspection.  The entire package is further approved by the PRC Ministry of Agriculture.  The subsidy program includes many different products, not just those of our company.  Products range from heavy equipment to small installations such as ours.  As a result of volume of transaction that the Ministry of Agriculture has encountered in administering the subsidy program, they have been extremely backed up on processing payments.

Our decision to delay shipment was not a result of collectability issue but rather one of cash flow.  Our vendors understand that situations of this often arise when dealing with a PRC government program they and have given us extended terms.  However, since the collection is taking longer than anticipated even with extended terms, we have decided that it would be in the best interest of the Company to slow down our shipping while we received payment from our customers and used that cash to pay down our accounts payable.  We have a significant backlog of orders which we intend to ship once cash flow improves.

In determining that a loss from uncollectable receivable be accrued we used the guidance in ASC 310-10-35 and the related sections of ASC 450-20.  We contacted all of our customers with extended aging and in many cases the local agency responsible for processing the reimbursement to our customer.  We reviewed the status of the outstanding invoices.  In those cases where all of the supporting documentation available was not as yet complete we determined that there was a risk of loss.  We estimated the amount of loss to be the amounts outstanding for aging over 1 year.  We also estimated that for those amounts over 270 days documentation is still in process and not all are uncollectable.  Based on our discussions as to the probability that the documentation will be available we determined that a reserve of approximately 50% of those accounts would be appropriate.  In considering those receivables which were not reserved for we made an estimate that 1% of the remaining accounts would be subject to the risk of collectability.  We believe that those receivables for which all of the documentation is in process are collectable because of the good faith and credit of the PRC government.  We have in a number of cases received collection after one year.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.